Exhibit 12

AMC NETWORKS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income taxes	$469,001	$222,274	$210,610	$206,262	$158,954
Fixed charges	121,073	132,716	100,307	79,921	84,471
Total earnings as adjusted	$590,074	$354,990	$310,917	$286,183	$243,425
Fixed Charges:
Interest Expense (*)	$115,860	$127,778	$95,870	$75,800	$79,778
Portion of rents representative of an interest factor	5,213	4,938	4,437	4,121	4,693
Total fixed charges	$121,073	$132,716	$100,307	$79,921	$84,471
Ratio of Earnings to Fixed Charges	4.9	2.7	3.1	3.6	2.9

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.